UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 2*)

Actions Semiconductor Co., Ltd.
(Name of Issuer)

Ordinary Shares, Par Value US$0.000001 per share
 (Title of Class of Securities)

00507E107
 (CUSIP Number)

Niccolo CHEN
Room 906, 9/F No.2, Lane 150, Sec. 5 Xinyi Road
Xinyi District
Taipei City 110
Taiwan (Republic of China)
 Tel No. (886) 227 585 565 ext 511

With a copy to:

Virginia Tam
K&L Gates LLP
44th Floor, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
 Tel. No. (852) 2230 3535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107
1.	Names of Reporting Persons New Essential Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Sui Gin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14.	Type of Reporting Person IN

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings (Malaysia) Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Suffolk Dragon Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Good Turn Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Top Best Development Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,532,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Peakford International Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
 16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole voting power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole voting power with respect to 4,800,000 shares.

	8.	Shared Voting Power -0-
9.
Sole Dispositive Power
16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole dispositive power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole dispositive power with respect to 4,800,000 shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,332,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person CO

--
(1) Based on 221,624,914 ordinary shares (excluding the number of ADSs repurchased) of the Issuer outstanding as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.

Item 1.   Security and Issuer

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by and among Surrey Glory Investments Inc., Chang, Yung-Sen, Supernova Investment Ltd., Chen, Hsuan-Wen (aka Niccolo Chen), Tongtong Investment Holding Co., Ltd., Lee, Yun-Chin, Perfectech Int'l Ltd., Lewis Chi-Tak Lo, Allpremier Investment Limited, Ma Yingna, Octovest International Holding Co., Ltd., Pan, I-Ming (aka Robin Pan), Ventus Corporation, Tang, Hsin (collectively the “Group 1 Reporting Persons”) on May 23, 2016, as amended and supplemented by Amendment No. 1 filed by and among the Original Reporting Persons, Middlesex Holdings Corporation Inc, Lin, Yung-Chieh, Rich Dragon Consultants Limited, Chang, Jr-Neng, Nutronics Technology Corporation, Lee, Fu-Chi, Uniglobe Securities Limited and Chun Mei Chen De Chang (except for the Original Reporting Persons, collectively the “Group 2 Reporting Persons”) on July 11, 2016, relating to the ordinary shares, par value $0.000001 per share (as so amended, the “Original Statement”) of the Issuer. American depositary shares (“ADSs”), each representing six Ordinary Shares of the Issuer are trading on the NASDAQ Global Market.  The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Statement. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 2.            Identity and Background

Item 2 is hereby amended by adding the following corporate entities and their respective control persons (the “Group 3 Reporting Persons”) to the list of Holding Companies and Controlling Persons in the Original Statement:

Holding Companies:

	Name	Jurisdiction of incorporation
12	New Essential Holdings Limited (“New Essential”)	British Virgin Islands
13	Embona Holdings (Malaysia) Limited (“Embona Malaysia”)	Malaysia
14	Suffolk Dragon Ventures Ltd (“Suffolk”)	British Virgin Islands
15	Top Best Development Limited (“Top Best”)	British Virgin Islands

Controlling Persons:

	Name	Citizenship/Jurisdiction of incorporation
12	CHANG Sui Gin	Dominican Republic
13	Embona Holdings Limited (“Embona”)	British Virgin Islands
	Peakford International Co., Ltd. (“Peakford”)	British Virgin Islands
	YEH, Chia-Wen	Republic of China
	YEH HSU, Li-Li	Republic of China

	YEH, Ming-Han	Republic of China
	YEH, Bo-Chun	Republic of China
	YEH, Wei-Yen	Republic of China
14	Good Turn Limited (“Good Turn”)	British Virgin Islands
	YEH, Po-Len	Republic of China
	CHEN, Shu-Lin	Republic of China
	YEH, Yi-Chen (aka Angela Y.C. Yeh)	Republic of China
	YEH, Yen-Hsi	Republic of China
	YEH, Wei-Hsi	Republic of China
15	Peakford	British Virgin Islands
	YEH, Chia-Wen	Republic of China
	YEH HSU, Li-Li	Republic of China
	YEH, Ming-Han	Republic of China
	YEH, Bo-Chun	Republic of China
	YEH, Wei-Yen	Republic of China

And the following sentences are hereby added to the end of the paragraph immediately below the tables containing the lists of the Holding Companies and Controlling Persons:

“Each Controlling Person that is a corporate entity was formed solely for the purpose of investment holding. The business, address, as well as the principal occupation and citizenship of each director and executive officer (if applicable) of each Controlling Person is also set forth in Annex A.”

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following to the table setting forth each Reporting Person’s interest in the securities of the Issuer:

	Name of Reporting Person	Ordinary Shares in which the Reporting Person has shared voting and dispositive power*	Beneficial Ownership Percentage
12	New Essential	3,600,000	1.6%
12a	CHANG Sui Gin	3,600,000	1.6%
13	Embona Malaysia	4,800,000	2.2%
13a	Embona	4,800,000	2.2%
	Peakford	16,332,623	7.4%
14	Suffolk	12,732,622	5.8%
14a	Good Turn	12,732,622	5.8%
15	Top Best	11,532,623	5.2%
15a	Peakford	16,332,623	7.4%

* including ordinary shares and underlying ADSs.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The third and fourth paragraphs of Item 6 of the Original Statement are hereby amended and restated in full as follows to correct a typographical error with respect to the exhibit numbers contained therein:

“On July 8, 2016, Middlesex, Rich Dragon, Nutronics, and Uniglobe executed and delivered a Deed of Adherence to the Consortium Agreement (the “Deed of Adherence”), pursuant to which each of Middlesex, Rich Dragon, Nutronics, and Uniglobe became a party to the Consortium Agreement and thus a member of the Consortium. A copy of the Deed of Adherence executed and delivered by Middlesex, Rich Dragon, Nutronics, and Uniglobe is attached hereto as Exhibit 4, and is incorporated herein by reference.”

On July 8, 2016, the Group 1 Reporting Persons and the Group 2 Reporting Persons entered into a Joinder Agreement to the Joint Filing Agreement, as defined and described in the Schedule 13D (the “Joinder Agreement”), pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 5, and is incorporated herein by reference.”

The following is hereby added after the fourth paragraph in Item 6 of the Original Statement:

“On August 15, 2016, New Essential, Embona Malaysia, Suffolk, and Top Best executed and delivered a Deed of Adherence, pursuant to which each of New Essential, Embona Malaysia, Suffolk, and Top Best became a party to the Consortium Agreement and thus a member of the Consortium. A copy of the Deed of Adherence executed and delivered by New Essential, Embona Malaysia, Suffolk, and Top Best is attached hereto as Exhibit 6, and is incorporated herein by reference.”

On August 15, 2016, the Group 1 Reporting Persons, the Group 2 Reporting Persons and the Group 3 Reporting Persons entered into a Joinder Agreement, pursuant to which they agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.”

Item 7.           Material to Be Filed as Exhibits

Item 7 of the Original Statement is hereby amended and supplemented to add the following exhibits:

Exhibit 6	Deed of Adherence to the Consortium Agreement by and between New Essential, Embona Malaysia, Suffolk, and Top Best dated August 15, 2016.
Exhibit 7	Joinder Agreement to the Joint Filing Agreement by and between the Group 1 Reporting Persons, the Group 2 Reporting Persons and the Group 3 Reporting Persons, dated August 15, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 15, 2016

SURREY GLORY INVESTMENTS INC.

By:	/s/ CHANG, Yung-Sen
Name: Its:	CHANG, Yung-Sen Sole director

CHANG, YUNG-SEN

/s/ CHANG, YUNG-SEN

SUPERNOVA INVESTMENT LTD.

By:	/s/ CHEN, Hsuan-Wen
Name: Its:	CHEN, Hsuan-Wen (aka Niccolo CHEN) Sole director

CHEN, HSUAN-WEN (aka NICCOLO CHEN)

/s/ CHEN, HSUAN-WEN

TONGTONG INVESTMENT HOLDING CO., LTD.

By:	/s/ LEE, Yun-Chin
Name: Its:	LEE, Yun-Chin Sole director

LEE, YUN-CHIN

/s/ LEE, YUN-CHIN

PERFECTECH INT’L LTD.

By:	/s/ Lewis Chi-Tak LO
Name: Its:	Lewis Chi-Tak LO Sole director

LEWIS CHI-TAK LO

/s/ LEWIS CHI-TAK LO

ALLPREMIER INVESTMENT LIMITED

By:	/s/ MA Yingna
Name: Its:	MA Yingna Sole director

MA YINGNA

/s/ MA YINGNA

OCTOVEST INTERNATIONAL HOLDING CO., LTD.

By:	/s/ PAN, I-Ming
Name: Its:	PAN, I-Ming (aka Robin PAN) Sole director

PAN, I-MING (aka Robin PAN)

/s/ PAN, I-MING

VENTUS CORPORATION

By:	/s/ TANG, Hsin
Name: Its:	TANG, Hsin Sole director

TANG, HSIN

/s/ TANG, HSIN

MIDDLESEX HOLDINGS CORPORATION INC

By:	/s/ LIN, Yung-Chieh
Name: Its:	LIN, Yung-Chieh Sole director

LIN, YUNG-CHIEH

/s/ LIN, YUNG-CHIEH

RICH DRAGON CONSULTANTS LIMITED

By:	/s/ Chang, Jr-Neng
Name: Its:	Chang, Jr-Neng Sole director

CHANG, JR-NENG

/s/ CHANG, JR-NENG

NUTRONICS TECHNOLOGY CORPORATION

By:	/s/ LEE, Fu-Chi
Name: Its:	LEE, Fu-Chi Sole director

LEE, FU-CHI

/s/ LEE, FU-CHI

UNIGLOBE SECURITIES LIMITED

By:	/s/ Chun Mei CHEN De Chang
Name: Its:	Chun Mei CHEN De Chang Sole director

CHUN MEI CHEN DE CHANG

/s/ CHUN MEI CHEN DE CHANG

NEW ESSENTIAL HOLDINGS LIMITED

By:	/s/ CHANG Sui Gin
Name: Its:	CHANG Sui Gin Sole director

CHANG SUI GIN

/s/ CHANG SUI GIN

EMBONA HOLDINGS (MALAYSIA) LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

EMBONA HOLDINGS LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

SUFFOLK DRAGON VENTURES LTD

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

GOOD TURN LIMITED

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

TOP BEST DEVELOPMENT LIMITED

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director

PEAKFORD INTERNATIONAL CO., LTD.

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director

ANNEX A

BUSINESS ADDRESSES, EXECUTIVE OFFICERS AND DIRECTORS
 OF THE REPORTING PERSONS

I.	HOLDING COMPANIES
Section I of Annex A is hereby amended by adding the following to the end thereof:

12
NEW ESSENTIAL

The business address of New Essential is Hatuey Case, 70 Los Maestros, Santo Domingo, Dominican Republic.
New Essential’s sole director is Mr. CHANG Sui Gin, whose principal occupation and citizenship are set forth below. Mr. CHANG shares the same business address with New Essential.

13
EMBONA MALAYSIA

The business address of Embona Malaysia is No.15, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).

Embona Malaysia’s sole director is Mr. YEH, Chia-Wen, whose principal occupation and citizenship are set forth below this paragraph. Mr. YEH shares the same business address with Embona Malaysia.

	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China

14
SUFFOLK

The business address of Suffolk is No.19, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).
Suffolk’s sole director is Mr. CHEN, Shu-Lin, whose principal occupation and citizenship are set forth below this paragraph. Mr. CHEN shares the same business address with Suffolk.

	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China

15
TOP BEST

The business address of Top Best is No.15, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).

Top Best’s sole director is Ms. YEH HSU, Li-Li, whose principal occupation and citizenship are set forth below this paragraph. Ms. YEH HSU shares the same business address with Top Best.
Business Address	Principal Occupation	Citizenship
No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China

II.	CONTROLLING PERSONS

    Section II of Annex A is hereby amended by adding the following to the end thereof:

12a	CHANG Sui Gin
	Business Address	Principal Occupation	Citizenship
	Hatuey Case 70 Los Maestros Santo Domingo	Entrepreneur	Dominican Republic
13a
(1)   EMBONA

Embona is the sole shareholder of Embona Malaysia.
The business address of Embona is No.15, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).
Embona’s sole director is Mr. YEH, Chia-Wen, whose principal occupation and citizenship are set forth below. Mr. YEH shares the same business address with Embona.

	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China

(2)   PEAKFORD

Peakford is the sole shareholder of Embona. Peakford has five individual shareholders, each of whom has a 20% shareholding interest in Peakford.

The business address of Peakford is No.15, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).

Peakford’s sole director is Ms. YEH HSU, Li-Li, whose principal occupation and citizenship are set forth below. Ms. YEH HSU shares the same business address with Peakford.

	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China

(3a) YEH, Chia-Wen
	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China
(3b) YEH HSU, Li-Li
	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China
(3c) YEH, Ming-Han
	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Research and Development	Republic of China
(3d) YEH, Bo-Chun
	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Business Management	Republic of China
(3e) YEH, Wei-Yen
	Business Address	Principal Occupation	Citizenship
	No.15, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Student	Republic of China
14a
GOOD TURN

Good Turn is the sole shareholder of Suffolk. Good Turn has five individual shareholders, each of whom has a 20% shareholding interest in Good Turn.

The business address of Good Turn is No.19, Lane 342, Sec. 2, Jhihshan Rd., Shihlin District, Taipei City 111, Taiwan (Republic of China).

Good Turn’s sole director is Mr. CHEN, Shu-Lin, whose principal occupation and citizenship are set forth below. Mr. CHEN shares the same business address with Good Turn.

	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China
(1a) YEH, Po-Len
	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China
(1b) CHEN, Shu-Lin
	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Entrepreneur	Republic of China
(1c) YEH, Yi-Chen (aka Angela Y.C. Yeh)
	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Business Management	Republic of China
(1d) YEH, Yen-Hsi
	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Business Management	Republic of China
(1e) YEH, Wei-Hsi
	Business Address	Principal Occupation	Citizenship
	No.19, Lane 342, Sec. 2 Jhihshan Rd., Shihlin District Taipei City 111, Taiwan (Republic of China)	Student	Republic of China
15a	PEAKFORD Please see 13a above.

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and between the Group 1 Reporting Persons, dated May 18, 2016.*

Exhibit 7.02	Consortium Agreement by and among the Holding Companies, dated May 18, 2016.*

Exhibit 7.03	Proposal Letter to the board of directors of the Issuer from Supernova, dated May 19, 2016.*

Exhibit 7.04	Deed of Adherence to the Consortium Agreement by and between Middlesex, Rich Dragon, Nutronics and Uniglobe dated July 8, 2016.**

Exhibit 7.05	Joinder Agreement to the Joint Filing Agreement by and between the Group 1 Reporting Persons and the Group 2 Reporting Persons, dated July 8, 2016.**

Exhibit 7.06	Deed of Adherence to the Consortium Agreement by and between New Essential, Embona Malaysia, Suffolk, and Top Best dated August 15, 2016.

Exhibit 7.07	Joinder Agreement to the Joint Filing Agreement by and between the Group 1 Reporting Persons, the Group 2 Reporting Persons and the Group 3 Reporting Persons, dated August 15, 2016

*Previously filed along with our Schedule 13D filed with the SEC on May 23, 2016.

**Previously filed along with our Schedule 13D/A filed with the SEC on July 11, 2016.